6


                                                  FILED BY ROSLYN BANCORP, INC.
                      PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14A-12 OF THE SECURITIES EXCHANGE ACT OF 1934

                                          SUBJECT COMPANY: ROSLYN BANCORP, INC.
                                                     COMMISSION FILE NO. 0-2886

ON JULY 16, 2003, ROSLYN BANCORP, INC., A DELAWARE CORPORATION, ISSUED THE FOLLOWING PRESS RELEASE:



[ROSLYN BANCORP, INC.]



ONE JERICHO PLAZA, P.O. BOX 9005, JERICHO, NY  11753


                                   FOR IMMEDIATE RELEASE
                                   Contact:  Mary M. Feder
                                             Vice President, Investor Relations
                                             (516) 942-6150



    ROSLYN BANCORP, INC. REPORTS SECOND QUARTER 2003 FINANCIAL PERFORMANCE

 RECORD LOAN ORIGINATIONS AND PROPOSED MERGER WITH NEW YORK COMMUNITY BANCORP,
                          INC. HIGHLIGHT THE QUARTER



 TOP LINE RESULTS
SECOND QUARTER 2003



o     ACHIEVED QUARTERLY EPS OF $0.49 FOR THE SECOND QUARTER 2003
o     EPS GROWTH RATE OF 14.0% FOR THE SIX MONTHS ENDED JUNE 30, 2003
o     RETURN ON EQUITY OF 28.17% CASH BASIS; 26.47% REPORTED BASIS
o RECORD LOAN ORIGINATIONS FOR THE QUARTER TOTALED $682.9 MILLION; UP 214.7% FROM THE PRIOR YEAR QUARTER, AND 23.8% ON A LINKED QUARTER BASIS
o MULTI-FAMILY PORTFOLIO NOW REPRESENTS 51.0% OF COMMERCIAL LOAN PORTFOLIO; VERSUS 22.4% FOR PRIOR YEAR PERIOD
o CONSTRUCTION, MULTI-FAMILY AND COMMERCIAL REAL ESTATE LOAN ORIGINATIONS FOR THE QUARTER REACHED A RECORD $608.9 MILLION, INCLUDING $535.7 MILLION MULTI-FAMILY
o     NON-PERFORMING LOANS DECREASED BY 33.2% FROM YEAR-END
o     FIVE DE NOVOS CURRENTLY UNDERWAY; ADDITIONAL BRANCH OPENINGS IN THE
      PIPELINE
o A QUARTERLY CASH DIVIDEND INCREASE OF 19.2% TO $0.155 OVER PRIOR YEAR, YIELDING 2.9% AT QUARTER-END
o     INDUSTRY LEADING EFFICIENCY RATIO OF 25.34% CASH BASIS; 28.59% REPORTED
      BASIS
o FEES AND SERVICE CHARGE INCOME FOR THE QUARTER UP 20.5% ON A LINKED QUARTER BASIS

o     STOCK REPURCHASES OF 2.47 MILLION SHARES DURING QUARTER



JERICHO, NY
JULY 16, 2003

Roslyn Bancorp, Inc. (NASDAQ: RSLN), the holding company for The Roslyn Savings Bank, today reported diluted earnings per share of $0.49 for the quarter ended June 30, 2003, an increase of 8.9%, as compared with $0.45 diluted earnings per share for the comparable prior year period. For the second quarter of 2003, the Company produced earnings of $35.6 million, yielding a return on average equity and assets of 26.47% and 1.26%.

On a year-to-date basis, the Company reported earnings of $73.1 million, or diluted earnings per share of $0.98, representing a 14.0% increase in diluted earnings per share over the first six months of 2002.



Commenting on the Company's second quarter performance, Joseph L. Mancino, Roslyn Bancorp, Inc.'s President and Chief Executive Officer stated, "Our second quarter results continue to reflect our 2003 strategic initiative of transitioning the balance sheet, as evidenced by our exceptional loan growth which was funded entirely through redeploying cash flows from mortgage-backed securities. This quarter continued to mark several strong accomplishments for Roslyn, including a continued trend of industry leading returns on equity and efficiency, and the strength and quality of our multi-family loan originations. We are pleased with our financial results to date and with the previously announced merger that strategically aligns our Company with New York Community Bancorp. The proposed merger joins a dominant multi-family lender with a premier deposit accumulator, creating a dynamic and powerful franchise. We believe the proposed merger has been extremely well received by the financial community and the new company will remain focused on providing substantial shareholder returns."


PREMIER RETAIL
BANKING FRANCHISE

Total deposits increased $939.1 million, or 18.2%, from June 30, 2002, with core deposit growth accounting for $707.2 million, or 75.3%, of overall deposit growth. At June 30, 2003, core deposits represented 44.5% of total deposits, a substantial increase over prior period percentages of 38.8% at June 30, 2002; 38.6% at December 31, 2001; and 32.8% upon the completion of Roslyn's acquisition of T R Financial Corp. in February of 1999.

Roslyn's core deposit mix and its average cost of funds on a linked quarter and annual basis is reflected below:

                                              SIX-MONTH
                      BALANCE AT  BALANCE AT   DOLLAR    ANNUALIZED  BALANCE AT  ANNUAL DOLLAR   ANNUAL
                      6/30/2003    12/31/02    GROWTH    % GROWTH    6/30/2003     GROWTH       % GROWTH
                      ----------------------------------------------------------------------------------
                                                           (Dollars in thousands)
Savings and money
  market accounts    $2,124,747   $2,058,293    $66,454      6.5%    $1,503,689     $621,058      41.3%
Interest-bearing
  demand deposit
  accounts              342,314      309,724     32,590     21.0        285,381       56,933      19.9
Non-interest
 bearing demand
 deposit accounts       238,823      213,364     25,459     23.9        209,565       29,258      14.0
                     ----------   ----------   --------              ----------     --------
TOTAL CORE DEPOSITS  $2,705,884   $2,581,381   $124,503      9.6     $1,998,635     $707,249      35.4
                     ==========   ==========   ========              ==========     ========


                                       2


AVERAGE COST OF
FUNDS                     0.95%        1.37%                               1.12%
                          =====        =====                               =====



Despite the Company's exceptional ability to garner deposit share, during the second quarter of 2003, management de-emphasized its deposit growth potential due to unsatisfactory reinvestment returns and the Company's ability to fund all of its loan originations by redeploying cash flows from its mortgage-backed securities portfolio.





Although the Company focused on controlling deposit growth during the quarter, Roslyn continues to move forward with its de novo strategy, which improves its geographic footprint in its current market area. The 10 most recent de novo branches, opened from November 2001 through December 2002, have gathered an aggregate $380.6 million in deposits, with 51% of these deposits qualifying as core.

The eight most recent  branches  have reached  profitability  on average in 6.1
months,   substantially   better   than  the   industry   average  and  further
demonstrating Roslyn's agility in executing its de novo branching strategy.

The Company currently has five new de novo branches in progress, including one in Commack, New York and another in Port Washington, New York. These two branches are expected to open by September 30, 2003. The Company has three other branch openings in the pipeline and has identified additional locations for the future.

The following table summarizes the Company's traditional de novo branching activity since December 1998:



                                                                                                   ANNUALIZED
                            DEPOSITS    DEPOSITS    DOLLAR                                          GROWTH OF
                          ACCUMULATED  ACCUMULATED  GROWTH                           NUMBER OF      BRANCHES
          PUBLIC OPENING    THROUGH     THROUGH     DURING  CURRENT CORE  COST OF    MONTHS TO      REACHING
LOCATION       DATE         6/30/03     12/31/02     2003    PERCENTAGE    FUNDS   PROFITABILITY  PROFITABILITY
---------------------------------------------------------------------------------------------------------------
                                     (in thousands)
                           --------------------------------
Oceanside      Dec-98    $  148,490    $  146,116 $  2,374       38 %      2.31 %         4              3%
Smithtown      Dec-98       134,456       135,867   (1,411)      36        2.40          12              2
Merrick        Dec-00        63,370        59,423    3,947       49        2.01           8             13
East Meadow    Dec-00        84,960        78,218    6,742       45        2.14           6             17
Forest Hills   Dec-00        72,078        70,218    1,860       26        2.62          11              5
Syosset        Nov-01        69,146        78,803   (9,657)      59        2.20           4             25
Astoria        Dec-01        46,606        21,317   25,289       69        2.33          13            239
Freeport       Jan-02        20,590        16,039    4,551       58        1.90           -             57
Bayridge       Mar-02        40,338        30,002   10,336       34        3.00           7             69
Throgs Neck    Mar-02        40,880        29,907   10,973       54        2.28           7             74
West Babylon   Sep-02        24,206        15,476    8,730       42        1.95           9            114
Ridgewood      Oct-02        16,781         9,487    7,294       43        1.96           -            155
Lake Success   Nov-02        33,014        16,827   16,187       40        2.01           4            194
Plainview      Nov-02        60,572        23,724   36,848       43        2.05           2            313
St. James      Dec-02        28,494           857   27,637       59        1.92           3          6,503
---------------------------------------------------------------------------------------------------------------
       TOTALS/AVERAGE    $  883,981    $  732,281 $151,700       44        2.27         6.9             42
===============================================================================================================

EXCEPTIONAL LOAN
GROWTH
Roslyn's niche in multi-family fundings and lending for single-family housing developments continues to grow and provides the Company with historically safe credit quality, greater liquidity and an enhanced interest rate risk profile.

This quarter, total loan originations reached a record level of $682.9 million, up $465.9 million, or 214.7%, from the prior year quarter. The Company's multi-family, construction and commercial real estate fundings for the quarter ended June 30, 2003 totaled $608.9 million, up 303.2% from the prior year quarter. Overall, the Company experienced net loan growth of $290.6 million on a linked quarter basis, representing annualized net portfolio growth of 35.6%.



The  Company's   strong   multi-family   and  other   commercial   real  estate
origination progress is reflected in the growth of this portfolio over the past twelve months, which is detailed in the following table:

                            JUNE 30,    % OF      JUNE 30,    % OF                  ANNUALIZED
                              2003     TOTAL        2002      TOTAL   $ INCREASE    % INCREASE
                              ----     -----        ----      -----   ----------    ----------
                                      (Dollars in thousands)

Multi-family permanent    $1,228,460    51.0%     289,432     22.4%     939,028       324.4%
 Construction and
 development (including
 multi-family rehab)         484,893    20.2      402,458     31.2       82,435        20.5

Commercial real estate       693,407    28.8      598,429     46.4       94,978        15.9
                            --------   -----   ----------    -----   ----------
     TOTAL                $2,406,760   100.0%   1,290,319    100.0   $1,116,441        86.5
                          ==========   =====   ==========    =====   ==========

Similar trends prevail on a linked quarter basis, and are detailed as follows:

                                                                                   QUARTERLY %   ANNUALIZED %
                              JUNE 30,  % OF       MARCH 31,   % OF      INCREASE/   INCREASE/    INCREASE/
                                2003    TOTAL        2003      TOTAL     (DECREASE)  (DECREASE)   (DECREASE)
                                ----    -----      --------    -----     ---------   ----------   ---------
                                        (Dollars in thousands)

Multi-family permanent     $1,228,460    51.0 %     731,291     38.4%     497,169       68.0%       271.9%
Construction and
  development (including
  multi-family rehab)         484,893    20.2       457,817     24.0       27,076        5.9         23.7

Commercial real estate        693,407    28.8       716,473     37.6      (23,066)       (3.2)      (12.9)
                              -------   -----       -------     ----     --------
 TOTAL                     $2,406,760   100.0%    $1,905,581  100.0%     $501,179        26.3       105.2
                           ==========   ======    ==========  ======     ========

Roslyn has projected 2003 annual loan originations of $1.7 billion to $2.0 billion, of which 85% is estimated to be in multi-family products. The Company continues to believe that it will meet or exceed its 2003 origination target. The current pipeline is $1.45 billion, reflecting strong origination capacity for upcoming quarters.

                                              PIPELINE
                                              BALANCE       LOAN COUNT
                                            ------------
                                       (Dollars in thousands)

       Multi-family - permanent               $544,664       193
       Construction/rehab - multi-family       511,236        86
       Construction - subdivision              140,898        40
       Construction - other                    170,250        40
       Commercial real estate                   84,667        51
                                           ----------
          TOTAL PIPELINE                   $ 1,451,715       410
                                           ===========





Roslyn's expertise in multi-family lending extends into both construction rehabilitation and permanent financing. By offering both of these products, among others, to its customers, Roslyn serves as a full-service provider of funds, which is a distinct advantage in the highly competitive multi-family market.

Additionally, Roslyn continues to be recognized as the leading provider of funds for the construction of single-family housing subdivision developments on Long Island, a business it has excelled in for over 50 years. The Company capitalizes on its extensive knowledge of local market areas and seeks to maintain relationships with well-established builders and developers that have historically solid reputations and strong financial performance over many years and multiple economic cycles. This portfolio provides Roslyn with attractive spreads of approximately 300 basis points and short-duration assets, as the average life of these credits approximates 18-24 months. Asset quality for this portfolio has been pristine, as the Company has not experienced a charge-off in subdivision originations since 1993.


STOCK  REPURCHASE
UPDATE
During the second quarter, the Company purchased 2,472,900 shares of its common stock at an average price of $18.63 per share. For the quarter ended June 30, 2003, repurchase activity reduced weighted average shares outstanding for earnings per share purposes by approximately 1.7 million shares. As of June 30, 2003, the Company had repurchased 545,185 of the 7.6 million shares authorized in the Company's tenth stock repurchase program. Future purchases will be made from time to time, in light of market conditions, at management's discretion. Additionally, subject to applicable legal requirements, Roslyn has the ability under the merger agreement to purchase shares of Roslyn or New York Community Bancorp common stock from time to time prior to completion of the merger with New York Community Bancorp.


STRATEGIC MERGER
WITH
NEW YORK
COMMUNITY
BANCORP, INC.
On June 27, 2003, Roslyn Bancorp, Inc. and New York Community Bancorp, Inc. (NYSE: NYB) jointly announced the signing of a definitive agreement under which the two companies will combine in a strategic merger. A press release and certain other information pertaining to the proposed merger of the Company with and into New York Community Bancorp, Inc. has been filed with the United States Securities and Exchange Commission. Please refer to the disclosure at the end of this release for information about where investors can obtain additional information about the merger. The transaction, which is valued at approximately $1.579 billion, is expected to close in the fourth quarter of 2003, pending shareholder and regulatory approval. Under the terms of the agreement, which has been unanimously approved by the Boards of Directors of both companies, Roslyn Bancorp, Inc. will merge with and into New York Community Bancorp, Inc. and The Roslyn Savings Bank will operate as a division of New York Community Bank subject to customary conditions, including the receipt of necessary regulatory and stockholder approvals. Shareholders of Roslyn will receive .75 of a share of New York Community common stock in a tax-free exchange for each share of Roslyn stock held at the merger date. At the time of the announcement, the transaction valued each Roslyn share at $20.33, based on New York Community's closing price of $27.10 per share at June 26, 2003. As of the close of market on July 15, 2003, the transaction valued each Roslyn share at $24.34, based on New York Community's closing price of $32.45 per share for the same day, representing a 19.7% increase in just 12 business days.



TWENTY-FOURTH
CONSECUTIVE
QUARTERLY DIVIDEND
INCREASE
On June 11, 2003, Roslyn paid a quarterly cash dividend of $0.1550 per common share. This dividend represents a 19.2% increase over the prior year quarter and is the Company's twenty-fourth consecutive quarterly dividend increase. The dividend was paid to shareholders of record on May 30, 2003 and represents a quarter-end dividend yield of 2.9%.


            RESULTS OF OPERATIONS FOR THE THREE AND SIX MONTHS ENDED
                                 JUNE 30, 2003


NET INTEREST
INCOME
For the quarter ended June 30, 2003, net interest income and net interest margin were $61.7 million and 2.30%, respectively, compared to $70.0 million and 3.04% for the prior year quarter. On a linked quarter basis, net interest income decreased $8.8 million. This decrease was attributable to a $105.5 million decrease in average interest-earning assets and the Company's net interest margin being adversely impacted by the latest Federal Reserve Board rate cut which continued to drive historically high levels of mortgage prepayments underlying the Company's mortgage-backed securities portfolio. The Company remains committed to redeploying its available cash flows into higher yielding multi-family loans as evidenced by the $266.6 million reduction in the securities portfolio during the quarter and a $290.6 million increase in the loan portfolio. On a year-to-date basis, the Company has effectively decreased its securities portfolio by $473.4 million while increasing loans by $389.9 million.

For the six months ended June 30, 2003, similar trends prevailed as net interest income and net interest margin decreased from the comparable 2002 period. Net interest income was $132.1 million for the six months ended June 30, 2003, as compared to $134.5 million for the six months ended June 30, 2002.

Detailed below is information regarding the composition and characteristics of the Company's investment portfolio, excluding held-to-maturity securities, as of June 30, 2003, and comparable statistics as of March 31, 2003 and December 31, 2002:

                                       WEIGHTED       WEIGHTED
                                       AVERAGE        AVERAGE         WEIGHTED
                                       DURATION        LIFE           AVERAGE
    SECURITY TYPE           AMOUNT    (IN YEARS)     (IN YEARS)        YIELD
    -------------           ------    ----------     ---------        ---------
                       (in thousands)

FHLMC/FNMA/GNMA CMOs     $5,328,828      0.65           0.68            4.60%
Whole loan CMOs (AAA)        24,828      0.29           0.31            5.47

Agency  MBS pass-throughs   155,527      2.26           2.43            6.99
Federal agency debentures   379,712      0.22           0.23            3.62
Debt securities -
  fixed (Inv. grade)          6,301     17.04          18.24            7.29
Debt securities -
  adj. (Inv. grade)         318,918      0.32           0.33            3.43
Common stock                 39,351       -              -                -
Preferred stock(Inv. grade) 184,871       -              -
Trust preferreds            118,475       -              -
                         ----------
                         $6,556,811      0.66           0.69            4.54
                         ==========
COMPARABLE STATISTICS AT:
   MARCH 31, 2003        $6,725,582      0.84           0.89            5.31
   DECEMBER 31, 2002     $6,938,893      1.23           1.30            5.62



The unrealized appreciation in the available-for-sale portfolio totaled $35.8 million at June 30, 2003. At June 30, 2003, the Company had forward commitments of $1.79 billion to purchase agency-backed collateralized mortgage obligations. These forward commitments, with a weighted average yield of 3.59% and a weighted average life of 1.27 years, are scheduled to settle within 30 days from June 30, 2003. Additionally in the current rate environment, the Company expects third quarter 2003 MBS paydowns to approximate $2.1 billion, and has completed year-to-date MBS sales of $606.1 million. The extremely short durations of the MBS portfolio and the Company's ability to swiftly effectuate profitable sale transactions further protect the balance sheet against market value volatility in a rising rate environment.

Further, during the second quarter of 2003, the Company continued to experience favorable turnover in its CD portfolio, with $615.3 million in CDs maturing at a weighted average rate of 2.22%, and $634.1 million in new CDs being issued at a weighted average rate of 1.36%. Over the next 12 months, the Company expects the margin to be beneficially impacted by $1.95 billion of maturing CDs at a weighted average rate of 2.33%. The Company also expects to renew a significant number of these maturing CDs with terms of two years or less at rates ranging from 0.80% to 1.50%.


NON-INTEREST
INCOME
Non-interest income, excluding securities gains and joint venture income, for the second quarter of 2003 totaled $7.4 million, up $736,000, or 11.1%, on a linked quarter basis and up 8.7% from the prior year quarter. Fees and service charges increased $889,000, or 20.5%, versus the first quarter of 2003, and increased 16.4% from the quarter ended June 30, 2002. For the six months ended June 30, 2003, fees and service charges increased $1.3 million, or 16.0%. These increases reflect the continued success of the Company's alternative investment sales and income generated from service charges on deposit accounts, which continue to be enhanced through Roslyn's de novo branching strategy and the success of its high performance checking campaign.


A HIGHLY EFFICIENT
ORGANIZATION
The Company once again proves to be a highly efficient operator, with a second quarter efficiency ratio of 28.59%. Since December 2000, the Company has expanded its branch network by 54%, while bettering its efficiency by 14%. The Company continues to be a model of efficiency while at the same time employing its active de novo program, which dictates increased investments in personnel and facilities. Roslyn's efficiency ratio on a cash basis was 25.34% and 24.68% for the quarters ended June 30, 2003 and 2002.

General and administrative expenses for the quarter ended June 30, 2003 decreased by $3.4 million to $19.8 million as compared with the quarter ended June 30, 2002, resulting in a general and administrative expense to average asset ratio of 0.70% for the current quarter. The decrease in the current period primarily reflects lower performance compensation and stock-based benefit costs, as well as reduced marketing and other operating expenses, which were partially offset by an increase in occupancy and equipment expenses. The increase in occupancy and equipment expense was due to five de novo branch openings since June 2002.




General and administrative expenses for the six months ended June 30, 2003 also decreased by $5.5 million to $40.8 million as compared to the prior year period. General and administrative expenses for the six-month period also reflect decreased compensation costs as well a reduction in other operating expenses, partially offset by an increase in occupancy and equipment expenses.


ASSET QUALITY
Non-performing assets totaled $28.2 million at June 30, 2003, down from $42.6 million at December 31, 2002. The Company's non-performing loan and asset ratios were 0.79% and 0.26% at June 30, 2003, when compared to total loans and total assets.

Included in non-performing assets at June 30, 2003 was $3.9 million of non-performing FHA/VA government guaranteed loans, and one commercial credit of $18.6 million, for which the Company continues to allocate an appropriate portion of its loan loss reserve. Excluding these loans, the non-performing asset and loan ratios would be 0.05% and 0.16% evidencing exceptional asset quality. During the current quarter, the Bank increased its allowance for loan losses through a $500,000 provision. Management assesses the level and adequacy of the allowance for loan losses based on an evaluation of known and inherent risks in the loan portfolio and upon continuing analysis of the factors underlying the quality of the loan portfolio.

Roslyn's charge-off history remains stellar. The Company's net charge-offs for the quarter were a negligible $42,000 and $95,000 for the year-to-date period. This translates into 1 basis point of the Company's average loans and is significantly better than its peers. The Company has maintained this pristine charge-off ratio during the entirety of its six-year life as a public entity.

With assets of $10.8 billion at June 30, 2003, Roslyn is among the five largest publicly traded thrift institutions in New York. The Bank operates
37 full service branches throughout Nassau and Suffolk counties on Long Island and the New York City boroughs of Brooklyn, Queens and The Bronx. For an index of Roslyn Bancorp, Inc.'s news releases, or to obtain a specific release, visit us on the worldwide web at WWW.ROSLYN.COM. In connection with the proposed merger, Roslyn Bancorp, Inc. will be suspending its practice of hosting a post-earnings conference call this quarter.

FORWARD LOOKING
STATEMENTS AND
RISK FACTORS
STATEMENTS CONTAINED IN THIS NEWS RELEASE MAY BE FORWARD-LOOKING STATEMENTS, AS THAT TERM IS DEFINED IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH FORWARD-LOOKING STATEMENTS, AND ALL OTHER STATEMENTS THAT MAY BE MADE IN THE NEWS RELEASE ARE NOT HISTORICAL FACTS, ARE SUBJECT TO RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CURRENTLY ANTICIPATED DUE TO A NUMBER OF FACTORS, WHICH INCLUDE, BUT ARE NOT LIMITED TO, FACTORS DISCUSSED IN DOCUMENTS FILED BY THE COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION FROM TIME TO TIME. SUCH FORWARD-LOOKING STATEMENTS MAY BE IDENTIFIED BY THE USE OF SUCH WORDS AS "BELIEVE," "EXPECT," "ANTICIPATE," "SHOULD," "PLANNED," "ESTIMATED," AND "POTENTIAL." EXAMPLES OF FORWARD-LOOKING STATEMENTS INCLUDE, BUT ARE NOT
LIMITED TO, ESTIMATES WITH RESPECT TO THE FINANCIAL CONDITION, EXPECTED OR ANTICIPATED REVENUE, RESULTS OF OPERATIONS AND BUSINESS OF THE COMPANY THAT ARE SUBJECT TO VARIOUS FACTORS WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THESE ESTIMATES. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, GENERAL ECONOMIC CONDITIONS; CHANGES IN INTEREST RATES; DEPOSIT FLOWS; THE LEVEL OF DEFAULTS, LOSSES AND PREPAYMENTS ON LOANS HELD BY THE COMPANY IN PORTFOLIO OR SOLD IN THE SECONDARY MARKETS; LOAN DEMAND; REAL ESTATE VALUES; COMPETITION; CHANGES IN ACCOUNTING PRINCIPLES, POLICIES, PRACTICES OR GUIDELINES; CHANGES IN LEGISLATION OR



REGULATION; AND OTHER ECONOMIC, COMPETITIVE, GOVERNMENTAL, REGULATORY, AND TECHNOLOGICAL FACTORS AFFECTING THE COMPANY'S OPERATIONS, PRICING, PRODUCTS AND SERVICES.

FORWARD-LOOKING STATEMENTS ALSO INCLUDE, WITHOUT LIMITATION, THOSE STATEMENTS RELATING THE ANTICIPATED EFFECTS OF THE COMPANY'S PROPOSED MERGER WITH NEW YORK COMMUNITY BANCORP, INC. THE FOLLOWING FACTORS, AMONG OTHERS, COULD CAUSE THE ACTUAL RESULTS OF THE MERGER TO DIFFER MATERIALLY FROM
EXPECTATIONS: THE ABILITY OF THE COMPANIES TO OBTAIN THE REQUIRED SHAREHOLDER OR REGULATORY APPROVALS OF THE MERGER; THE IMPOSITION OF ANY REGULATORY CONDITIONS OR REQUIREMENTS ON THE MERGER; THE ABILITY OF THE COMPANIES TO
CONSUMMATE THE MERGER; THE ABILITY TO SUCCESSFULLY INTEGRATE THE COMPANIES FOLLOWING THE MERGER, INCLUDING INTEGRATION OF DATA PROCESSING SYSTEMS AND RETENTION OF KEY PERSONNEL; A MATERIALLY ADVERSE CHANGE IN THE FINANCIAL CONDITION, OPERATIONS, OR PROJECTED OR ACTUAL EARNINGS OF EITHER COMPANY; THE ABILITY TO FULLY REALIZE THE EXPECTED COST SAVINGS AND REVENUES; THE ABILITY TO REALIZE THE EXPECTED COST SAVINGS AND REVENUES ON A TIMELY BASIS; AND ANY MATERIAL CHANGE IN THE LOCAL MARKETS IN WHICH EACH COMPANY OPERATES.

THE FORWARD-LOOKING STATEMENTS ARE MADE AS OF THE DATE OF THE PRESS RELEASE, AND THE COMPANY ASSUMES NO OBLIGATION TO UPDATE THE FORWARD-LOOKING STATEMENTS OR TO UPDATE THE REASONS WHY ACTUAL RESULTS COULD DIFFER FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS.

ROSLYN BANCORP, INC. AND NEW YORK COMMUNITY BANCORP, INC. WILL BE FILING A JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS CONCERNING THE MERGER WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC"). WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

INVESTORS WILL BE ABLE TO OBTAIN THESE DOCUMENTS FREE OF CHARGE AT THE SEC'S WEB SITE (WWW.SEC.GOV). IN ADDITION, DOCUMENTS FILED WITH THE SEC BY ROSLYN BANCORP, INC. WILL BE AVAILABLE FREE OF CHARGE FROM THE INVESTOR RELATIONS
DEPARTMENT AT ROSLYN BANCORP, INC., ONE JERICHO PLAZA, JERICHO, NY 11753. DOCUMENTS FILED WITH THE SEC BY NEW YORK COMMUNITY BANCORP, INC. WILL BE
AVAILABLE FREE OF CHARGE FROM THE INVESTOR RELATIONS DEPARTMENT AT NEW YORK COMMUNITY BANCORP, INC., 615 MERRICK AVENUE, WESTBURY, NY 11590.



THE DIRECTORS, EXECUTIVE OFFICERS, AND CERTAIN OTHER MEMBERS OF MANAGEMENT OF ROSLYN BANCORP, INC. AND NEW YORK COMMUNITY BANCORP, INC. MAY BE SOLICITING PROXIES IN FAVOR OF THE MERGER FROM THE COMPANIES' RESPECTIVE SHAREHOLDERS. FOR INFORMATION ABOUT THESE DIRECTORS, EXECUTIVE OFFICERS, AND MEMBERS OF MANAGEMENT,

SHAREHOLDERS ARE ASKED TO REFER TO THE MOST RECENT PROXY STATEMENTS ISSUED BY THE RESPECTIVE COMPANIES, WHICH ARE AVAILABLE ON THEIR WEB SITES AND AT THE ADDRESSES PROVIDED IN THE PRECEDING PARAGRAPH.


                               (Tables to Follow)

                              ROSLYN BANCORP, INC.
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                                  (UNAUDITED)
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                       JUNE 30,    DECEMBER    JUNE 30,
       ASSETS                                            2003      31, 2002      2002
---------------------------------------------------------------------------------------
Cash and cash equivalents:
  Cash and cash items                                 $ 11,673     $ 13,249    $ 10,031
  Due from banks                                        58,355       55,740      72,745
---------------------------------------------------------------------------------------
     Total cash and cash equivalents                    70,028       68,989      82,776
Money market investments                                     -      102,000       4,600
Securities:
  Debt securities held-to-maturity, net (fair
   value of $279,798 and $377,393 at June 30,
   2003 and December 31, 2002, respectively)           283,491      374,763           -
  Debt and equity securities available-for-sale,
    net                                              1,047,628    1,520,187   1,259,196
  Mortgage-backed and mortgage related securities
    available-for-sale, net                          5,509,183    5,418,706   4,769,282
---------------------------------------------------------------------------------------
   Total securities                                  6,840,302    7,313,656   6,028,478
Federal Home Loan Bank of New York stock, at cost       83,290       97,040      94,890
Loans held-for-sale                                      5,969       11,636       4,455
Loans receivable held for investment, net:
  Real estate loans, net                             3,271,741    2,853,275   3,111,725
  Consumer and other loans, net                        280,467      303,411     289,253
---------------------------------------------------------------------------------------
   Total loans receivable held for investment, net   3,552,208    3,156,686   3,400,978
  Allowance for loan losses                            (44,326)     (43,421)    (42,019)
---------------------------------------------------------------------------------------
   Total loans receivable held for investment, net
of allowance for loan losses                         3,507,882    3,113,265   3,358,959
Banking house and equipment, net                        40,681       39,558      35,084
Accrued interest receivable                             54,802       58,268      60,204
Deferred tax asset, net                                  7,557       19,524      19,318
Other assets                                           198,938      196,283     197,921
---------------------------------------------------------------------------------------
   Total assets                                    $10,809,449  $11,020,219  $9,886,685
---------------------------------------------------------------------------------------

       LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Deposits:
   Savings accounts                                $ 1,294,058   $1,194,836  $  995,092
   Certificates of deposit                           3,379,231    3,129,469   3,147,417
   Money market accounts                               830,689      863,457     508,597
   Interest-bearing demand deposit accounts            342,314      309,724     285,381
   Demand deposit accounts                             238,823      213,364     209,565
---------------------------------------------------------------------------------------
    Total deposits                                   6,085,115    5,710,850   5,146,052
  Official checks outstanding                           39,541       38,350      30,896
  Borrowed funds:
   Reverse-repurchase agreements                     2,410,299    2,948,587   2,278,531
   Senior notes                                        189,784      189,759      75,000
   Other borrowings                                  1,380,798    1,380,801   1,612,804
  Accrued interest payable and dividends                28,467       28,067      30,334
  Mortgagors' escrow and security deposits              20,413       24,296      26,806
  Accrued taxes payable                                 12,465       18,946      12,198
  Accrued expenses and other liabilities                41,648       41,049      39,735
---------------------------------------------------------------------------------------
   Total liabilities                                10,208,530   10,380,705   9,252,356
---------------------------------------------------------------------------------------

Guaranteed preferred beneficial interest in
  junior subordinated debentures                        63,000       63,000      63,000

Stockholders' equity:
  Preferred stock, $0.01 par value, 10,000,000
    shares authorized; none issued                           -            -           -
  Common stock, $0.01 par value, 200,000,000 shares
    authorized; 118,811,472 shares
    issued; 75,826,918,  80,752,923 and 83,684,198
    shares outstanding at June 30, 2003,
    December 31, 2002 and June 30, 2002, respectively    1,188        1,188       1,188
  Additional paid-in-capital                           509,800      509,053     508,329
  Retained earnings - partially restricted             728,088      682,853     631,319
  Net unrealized gain on securities
    available-for-sale, net of tax                      20,961        4,047       2,854
  Unallocated common stock held by Employee Stock
    Ownership Plan                                     (42,147)     (43,044)    (43,941)
  Unearned common stock held by Stock-Based
    Incentive Plan                                     (15,266)      (3,575)     (5,180)
  Common stock held by Supplemental Executive
    Retirement Plan, at cost                            (3,235)      (5,997)     (6,230)
  Treasury stock, at cost                             (661,470)    (568,011)   (517,010)
---------------------------------------------------------------------------------------
    Total stockholders' equity                         537,919      576,514     571,329
---------------------------------------------------------------------------------------
    Total liabilities and stockholders' equity     $10,809,449  $11,020,219  $9,886,685
---------------------------------------------------------------------------------------

                              ROSLYN BANCORP, INC.
                       CONSOLIDATED STATEMENTS OF INCOME
                                  (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                 ------------------------------------------------------
                                    JUNE
                                     30,     MARCH 31,   DEC. 31,   SEPT. 30,   JUNE 30,
                                    2003       2003        2002       2002        2002
 --------------------------------------------------------------------------------------
 INTEREST INCOME:
   Money market investments      $    170   $    185    $   213   $    326   $    342
   Debt and equity securities      20,922     24,351     28,093     22,696     23,669
   Mortgage-backed and mortgage
     related securities            65,921     75,559     74,736     73,045     68,389
    Real estate loans               49,579     47,510     50,006     53,048     54,812
   Consumer and other loans         3,192      3,343      3,647      4,035      4,301
 --------------------------------------------------------------------------------------
     Total interest income        139,784    150,948    156,695    153,150    151,513
 --------------------------------------------------------------------------------------
 INTEREST EXPENSE:
   Deposits                        31,047     33,143     33,169     33,802     32,797
   Borrowed funds                  47,040     47,356     49,226     50,076     48,713
 --------------------------------------------------------------------------------------
     Total interest expense        78,087     80,499     82,395     83,878     81,510
 --------------------------------------------------------------------------------------
 Net interest income before
   provision for loan losses       61,697     70,449     74,300     69,272     70,003
 Provision for loan losses            500        500        750        750        750
 --------------------------------------------------------------------------------------
 Net interest income after
   provision for loan losses       61,197     69,949     73,550     68,522     69,253
 --------------------------------------------------------------------------------------
 NON-INTEREST INCOME:
   Fees and service charges         5,236      4,347      4,460      4,167      4,497
   Net gains on securities          4,151      3,484     10,140         52         15
   Joint venture (loss) income         -        (80)      3,636      3,661      5,234
   Other non-interest income        2,151      2,304      2,305      2,309      2,297
 --------------------------------------------------------------------------------------
     Total non-interest income     11,538     10,055     20,541     10,189     12,043
 --------------------------------------------------------------------------------------
 NON-INTEREST EXPENSE:
   General and administrative
     expenses:
     Compensation and employee
       benefits                    11,080     12,188     13,678     13,669     13,927
     Occupancy and equipment        3,611      3,827      3,586      3,280      3,193
     Deposit insurance premiums       234        236        235        225        209
     Advertising and promotion        500        640        984        983        744
     Other non-interest expenses    4,325      4,197      5,013      3,710      5,111
 --------------------------------------------------------------------------------------
       Total general and
         administrative expenses   19,750     21,088     23,496     21,867     23,184
   Amortization of intangible
     assets                            32         31         31                    32
   Real estate operations, net         16         59         10                    (9)
   Capital trust securities           860        851        870        954        943
   Prepayment penalties on debt
     extinguishments                    -      1,502      7,331          -          -
 --------------------------------------------------------------------------------------
     Total non-interest expense    20,658     23,531     31,738     22,861     24,150
 --------------------------------------------------------------------------------------
 Income before provision for
   income taxes                    52,077     56,473     62,353     55,850     57,146
 Provision for income taxes        16,465     19,015     22,264     19,858     20,405
 --------------------------------------------------------------------------------------
 NET INCOME                      $ 35,612   $ 37,458    $40,089   $ 35,992   $ 36,741
 --------------------------------------------------------------------------------------

 BASIC EARNINGS PER COMMON SHARE $      0.  $      0.   $     0.  $      0.4 $      0.4
 --------------------------------------------------------------------------------------
 DILUTED EARNINGS PER COMMON
   SHARE                         $      0.  $      0.   $     0.  $      0.4 $      0.4
 --------------------------------------------------------------------------------------

                              ROSLYN BANCORP, INC.
                       CONSOLIDATED STATEMENTS OF INCOME
                                  (UNAUDITED)
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                               FOR THE SIX MONTHS ENDED
                                                       JUNE 30,
                                             ---------------------------
                                                  2003          2002
------------------------------------------------------------------------
INTEREST INCOME:
  Money market investments                 $      355    $       797
  Debt and equity securities                   45,273         46,952
  Mortgage-backed and mortgage related
    securities                                141,480        123,768
  Real estate loans                            97,089        112,263
  Consumer and other loans                      6,535          8,665
------------------------------------------------------------------------
   Total interest income                      290,732        292,445
------------------------------------------------------------------------
INTEREST EXPENSE:
  Deposits                                     64,190         63,979
  Borrowed funds                               94,396         93,964
------------------------------------------------------------------------
   Total interest expense                     158,586        157,943
------------------------------------------------------------------------
Net interest income before provision
  for loan losses                              132,146        134,502
Provision for loan losses                       1,000          1,500
------------------------------------------------------------------------
Net interest income after provision for
  loan losses                                 131,146        133,002
------------------------------------------------------------------------
NON-INTEREST INCOME:
  Fees and service charges                      9,583          8,264
  Net gains on securities                       7,635             65
  Joint venture (loss) income                     (80)        10,197
  Other non-interest income                     4,455          4,449
------------------------------------------------------------------------
   Total non-interest income                   21,593         22,975
------------------------------------------------------------------------
NON-INTEREST EXPENSE:
  General and administrative expenses:
   Compensation and employee benefits          23,268         27,779
   Occupancy and equipment                      7,438          6,362
   Deposit insurance premiums                     470            421
   Advertising and promotion                    1,140          1,741
   Other non-interest expenses                  8,522         10,082
------------------------------------------------------------------------
    Total general and administrative expenses  40,838         46,385
------------------------------------------------------------------------
  Amortization of intangible assets                63             63
  Real estate operations, net                      75            (83)
   Capital trust securities                     1,711          1,067
   Prepayment penalties on debt extinguishments 1,502              -
------------------------------------------------------------------------
    Total non-interest expense                 44,189         47,432
------------------------------------------------------------------------
Income before provision for income taxes      108,550        108,545
Provision for income taxes                     35,480         38,220
------------------------------------------------------------------------
NET INCOME                                 $   73,070    $    70,325
------------------------------------------------------------------------

------------------------------------------------------------------------
BASIC EARNINGS PER COMMON SHARE            $     1.00    $      0.88
------------------------------------------------------------------------
DILUTED EARNINGS PER COMMON SHARE          $     0.98    $      0.86
------------------------------------------------------------------------

Basic weighted average shares outstanding  73,356,238     79,968,718
Diluted weighted average shares
  outstanding                              74,362,226     81,785,640

                              ROSLYN BANCORP, INC.
                      SELECTED CONSOLIDATED FINANCIAL DATA
                                  (UNAUDITED)

                                                                AT OR FOR THE THREE MONTHS ENDED
                                                -------------------------------------------------------------------
                                                 JUNE          MARCH          DEC.         SEPT.         JUNE
                                                   30,           31,            31,          30,           30,
SELECTED PERFORMANCE RATIOS:                      2003          2003           2002         2002          2002
-------------------------------------------------------------------------------------------------------------------

 Return on average assets                         1.26%          1.31%         1.44%        1.42%         1.52%
 Return on average stockholders' equity          26.47          26.53         26.84        24.13         26.03
 Net interest rate spread                         2.11           2.40          2.59         2.63          2.77
 Net interest margin                              2.26           2.56          2.77         2.85          3.00
 General and administrative expenses to
   average assets                                 0.70           0.74          0.84         0.86          0.96
 Net interest income to general and
   administrative expenses                      312.39         334.07        316.22       316.79        301.95
 Efficiency ratio                                28.59          27.38         27.74        27.54         28.26

NON-GAAP MEASURES (1):
 Return on average stockholders'
   equity (excluding SFAS No. 115)(2)            27.35%         27.14%        27.31%       24.62%        25.77%
 Net interest rate spread (3)                     2.12           2.41          2.59         2.63          2.77
 Net interest margin (3)                          2.30           2.60          2.81         2.89          3.04


                                                  JUNE          MARCH          DEC.         SEPT.         JUNE
END-OF-PERIOD CAPITALIZATION                       30,           31,            31,          30,           30,
AND SHARE DATA:                                   2003          2003           2002         2002          2002
-------------------------------------------------------------------------------------------------------------------

 Leverage ratio (Bank only)                       5.84%          5.46%         5.28%        5.42%         5.32%
 Tier 1 risk-based capital ratio (Bank only)     13.33          12.81         12.21        11.21         10.99
 Total risk-based ratio (Bank only)              14.37          13.86         13.15        12.16         11.91
 Book value per share                       $     7.09    $      7.01   $      7.14 #$      7.37   $      6.83
 Tangible book value per share                    7.08           6.99          7.13         7.36          6.82

 Average number of shares
 outstanding for:
  Basic earnings per share computations     72,301,711     74,417,324    77,375,397   78,816,238    79,227,551
  Diluted earnings per share computations   73,311,980     75,479,677    78,272,212   80,522,763    81,336,851
  Treasury stock repurchases                 2,472,900      2,453,105     2,729,775      201,500     1,469,599
  Treasury stock share balance              42,984,554     40,511,654    38,058,549   35,328,774    35,127,274

 Diluted shares at June 30, 2003            72,635,912




(1) Such presentation is not in conformity with generally accepted accounting principles in the United States of America (GAAP), however such presentation the Company believes is useful to investors to gain a better understanding of the Company's core businesses. These non-GAAP measures should be viewed in addition to the Company's GAAP results and not in lieu of such GAAP results.

(2) The calculation excludes the impact on average stockholders' equity related to the net unrealized gain (loss) on securities available-for-sale, net of tax, for each period shown.

(3)  The  calculation  of these ratios  includes  the Bank Owned Life  Insurance
     (BOLI) asset as an "other interest-earning asset" and the income related thereto as "interest income." The BOLI asset is classified in the consolidated statement of financial condition as an "other asset" and the income related thereon is classified in the consolidated statement of income as "other non-interest income."

                              ROSLYN BANCORP, INC.
                      SELECTED CONSOLIDATED FINANCIAL DATA
                                  (UNAUDITED)


                                                     FOR THE SIX MONTHS ENDED
                                                   ----------------------------
                                                     JUNE 30,        JUNE 30,
    SELECTED PERFORMANCE RATIOS:                       2003            2002
    ---------------------------------------------------------------------------

     Return on average assets                          1.28%           1.51%
     Return on average stockholders' equity           26.51           24.96
     Net interest rate spread                          2.26            2.75
     Net interest margin                               2.41            2.99
     General and administrative expenses to
       average assets                                  0.72            0.99
     Net interest income to general and
       administrative expenses                       323.59          289.97
     Efficiency ratio                                 27.95           29.47

    NON-GAAP MEASURES (1):
     Return on average stockholders' equity
       (excluding SFAS No. 115) (2)                   27.25%          24.57%
     Net interest rate spread (3)                      2.27            2.76
     Net interest margin (3)                           2.45            3.03








(1) Such presentation is not in conformity with generally accepted accounting principles in the United States of America (GAAP), however such presentation the Company believes is useful to investors to gain a better understanding of the Company's core businesses. These non-GAAP measures should be viewed in addition to the Company's GAAP results and not in lieu of such GAAP results.

(2) The calculation excludes the impact on average stockholders' equity related to the net unrealized gain (loss) on securities available-for-sale, net of tax, for each period shown.

(3)  The  calculation  of these ratios  includes  the Bank Owned Life  Insurance
     (BOLI) asset as an "other interest-earning asset" and the income related thereto as "interest income." The BOLI asset is classified in the consolidated statement of financial condition as an "other asset" and the income related thereon is classified in the consolidated statement of income as "other non-interest income."

                              ROSLYN BANCORP, INC.
                             AVERAGE BALANCE SHEETS
                                  (UNAUDITED)

                                                                             FOR THE THREE MONTHS ENDED
                                                  -----------------------------------------------------------------------------
                                                                 JUNE 30, 2003                       MARCH 31, 2003
                                                  -------------------------------------   -------------------------------------
                                                                              AVERAGE                               AVERAGE
                                                        AVERAGE                 YIELD/     AVERAGE                    YIELD/
                                                        BALANCE     INTEREST    COST       BALANCE       INTEREST     COST
-------------------------------------------------------------------------------------------------------------------------------
                                                                               (Dollars in thousands)
ASSETS:
Interest-earning assets:
  Money market investments                            $    59,694   $    170     1.14%   $    64,082    $    185      1.15%
  Debt and equity securities, net                       1,701,885     20,922     4.92       1,785,107     24,351      5.46
Mortgage-backed and mortgage related securities, net    5,800,394     65,921     4.55       5,974,989     75,559      5.06
Real estate loans, net                                  3,065,362     49,579     6.47       2,900,442     47,510      6.55
Consumer and other loans, net                             283,394      3,192     4.51         293,380      3,343      4.56
Other interest-earning assets (1)                         122,365      1,781     5.82         120,557      1,813      6.02
-------------------------------------------------------------------------------------------------------------------------------
   Total interest-earning assets                       11,033,094    141,565     5.13      11,138,557    152,761      5.49
-------------------------------------------------------------------------------------------------------------------------------
Non-interest-earning assets                               294,857                            296,364
-------------------------------------------------------------------------------------------------------------------------------
Total assets                                          $11,327,951                        $11,434,921
-------------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY:
Interest-bearing liabilities:
  Money market accounts                               $   873,621      3,814     1.75    $   900,399       4,860      2.16
  Savings accounts                                      1,309,311      2,435     0.74      1,253,720       3,283      1.05
  Super NOW and NOW accounts                              326,866        255     0.31        303,315         349      0.46
  Certificates of deposit                               3,373,030     24,543     2.91      3,281,667      24,651      3.00
-------------------------------------------------------------------------------------------------------------------------------
    Total interest-bearing deposits                     5,882,828     31,047     2.11      5,739,101      33,143      2.31
  Borrowed funds                                        4,488,447     47,040     4.19      4,724,719      47,356      4.01
-------------------------------------------------------------------------------------------------------------------------------
    Total interest-bearing liabilities                 10,371,275     78,087     3.01     10,463,820      80,499      3.08
-------------------------------------------------------------------------------------------------------------------------------
Non-interest-bearing liabilities                          418,625                            406,336
-------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                      10,789,900                         10,870,156
Stockholders' equity                                      538,051                            564,765
-------------------------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity            $11,327,951                        $11,434,921
-------------------------------------------------------------------------------------------------------------------------------
Net interest income/interest rate spread (2)                        $ 63,478     2.12%                     72,262      2.41%
-------------------------------------------------------------------------------------------------------------------------------
Net interest margin (2)                                                          2.30%                                 2.60%
-------------------------------------------------------------------------------------------------------------------------------
Ratio of interest-earning assets to
  interest-bearing liabilities (2)                                             106.38%                               106.4%
-------------------------------------------------------------------------------------------------------------------------------


(1) Includes the Bank Owned Life Insurance (BOLI) asset and the income related thereto. The BOLI asset is classified in the consolidated statement of financial condition as an "other asset" and the income related thereon is classified in the consolidated statement of income as "other non-interest income."

(2) The  calculation  of these  ratios  includes  the Bank Owned Life  Insurance
(BOLI) asset and the income related thereto. Such presentation is not in conformity with GAAP, however such presentation the Company believes is useful to investors to gain a better understanding of the Company's core businesses. These non-GAAP measures should be viewed in addition to the Company's GAAP results and not in lieu of such GAAP results.

On a GAAP basis, the net interest rate spread, net interest margin and the ratio of interest-earning assets to interest-bearing liabilities would be as follows:

                                        FOR THE THREE MONTHS ENDED
                                     ---------------------------------
                                        JUNE 30,           MARCH 31,
                                          2003                2003
----------------------------------------------------------------------
                                           (Dollars in thousands)
 Net interest rate spread                 2.11%               2.40%
 Net interest margin                      2.26                2.56
 Ratio of interest-earning  assets
   to interest-bearing liabilities      105.20              105.30
 Average balance of BOLI              $122,365             120,557
 Income related to BOLI
                                         1,781               1,813

                              ROSLYN BANCORP, INC.
                             AVERAGE BALANCE SHEETS
                                  (UNAUDITED)

                                                                             FOR THE SIX MONTHS ENDED
                                                  -----------------------------------------------------------------------------
                                                                 JUNE 30, 2003                       JUNE 30, 2002
                                                  -------------------------------------   -------------------------------------
                                                                              AVERAGE                               AVERAGE
                                                        AVERAGE                 YIELD/     AVERAGE                    YIELD/
                                                        BALANCE     INTEREST    COST       BALANCE       INTEREST     COST
-------------------------------------------------------------------------------------------------------------------------------
                                                                              (Dollars in thousands)
ASSETS:
Interest-earning assets:
  Money market investments                         $    61,876     $    355     1.15%   $   95,490             797    1.67%
  Debt and equity securities, net                    1,743,266       45,273     5.19     1,295,794          46,952    7.25
  Mortgage-backed and mortgage related
    securities, net                                  5,887,209      141,480     4.81     4,110,412         123,768    6.02
  Real estate loans, net                             2,984,402       97,089     6.51     3,191,071         112,263    7.04
  Consumer and other loans, net                        288,359        6,535     4.53       314,646           8,665    5.51
  Other interest-earning assets (1)                    121,467        3,594     5.92       114,141           3,854    6.75
-------------------------------------------------------------------------------------------------------------------------------
    Total interest-earning assets                   11,086,579      294,326     5.31     9,121,554         296,299    6.50
-------------------------------------------------------------------------------------------------------------------------------
Non-interest-earning assets                            294,562                             216,259
-------------------------------------------------------------------------------------------------------------------------------
Total assets                                       $11,381,141                          $9,337,813
-------------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY:
Interest-bearing liabilities:
  Money market accounts                            $   886,937        8,673     1.96    $  446,851           4,244    1.90
  Savings accounts                                   1,281,669        5,717     0.89       990,967           5,424    1.09
  Super NOW and NOW accounts                           315,155          605     0.38       269,621             886    0.66
  Certificates of deposit                            3,327,601       49,195     2.96     2,950,668           53,425   3.62
-------------------------------------------------------------------------------------------------------------------------------

    Total interest-bearing deposits                  5,811,362       64,190     2.21     4,658,107           63,979   2.75
  Borrowed funds                                     4,605,930       94,396     4.10     3,786,242           93,964   4.96
-------------------------------------------------------------------------------------------------------------------------------
    Total interest-bearing liabilities              10,417,292      158,586     3.04     8,444,349          157,943   3.74
-------------------------------------------------------------------------------------------------------------------------------
Non-interest-bearing liabilities                       412,514                             329,887
-------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                   10,829,806                           8,774,236
Stockholders' equity                                   551,335                             563,577
-------------------------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity        $ 11,381,141                          $9,337,813
-------------------------------------------------------------------------------------------------------------------------------
Net interest income/interest rate spread (2)                       $135,740     2.27%                      138,356    2.76%
-------------------------------------------------------------------------------------------------------------------------------
Net interest margin (2)                                                         2.45 %                                3.03%
-------------------------------------------------------------------------------------------------------------------------------
Ratio of interest-earning assets to
  interest-bearing liabilities (2)                                            106.42%                               108.02%
-------------------------------------------------------------------------------------------------------------------------------


(1) Includes the Bank Owned Life Insurance (BOLI) asset and the income related thereto. The BOLI asset is classified in the consolidated statement of financial condition as an "other asset" and the income related thereon is classified in the consolidated statement of income as "other non-interest income."

(2) The  calculation  of these  ratios  includes  the Bank Owned Life  Insurance
(BOLI) asset and the income related thereto. Such presentation is not in conformity with GAAP, however such presentation the Company believes is useful to investors to gain a better understanding of the Company's core businesses. These non-GAAP measures should be viewed in addition to the Company's GAAP results and not in lieu of such GAAP results.

On a GAAP basis, the net interest rate spread, net interest margin and the ratio of interest-earning assets to interest-bearing liabilities would be as follows:

                                      FOR THE SIX MONTHS ENDED JUNE 30,
                                    -------------------------------------
                                          2003                2002
-------------------------------------------------------------------------
                                           (Dollars in thousands)
 Net interest rate spread                 2.26%               2.75%
 Net interest margin                      2.41                2.99
 Ratio of interest-earning  assets
   to interest-bearing liabilities      105.26              106.67
 Average balance of BOLI              $121,467            $114,141
 Income related to BOLI                  3,594               3,854

                              ROSLYN BANCORP, INC.
                   CASH EARNINGS, RATIOS AND RECONCILIATIONS
                                  (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

Although reported earnings and return on equity are traditional measures of a company's performance, management believes that the growth in tangible equity, or "cash earnings," is also a significant measure of a company's performance. Cash earnings represent the amount by which tangible equity changes each period due to operating results. These items have either been previously charged to equity, as in the case of ESOP and SBIP charges through contra-equity accounts, or do not affect tangible equity, such as the market appreciation of allocated ESOP shares, for which the operating charge is offset by a credit to additional paid-in-capital, and intangible asset amortization for which the related intangible asset has already been deducted in the calculation of tangible equity. Management also believes that cash earnings and cash returns on average stockholders' equity and average assets reflect the Company's ability to generate tangible capital that can be leveraged for future growth and is a critical measure of the Company's ability to repurchase stock, pay dividends and support greater asset and franchise growth. Cash earnings and cash returns on average stockholders' equity and average assets are non- GAAP measures which the Company believes are useful to investors in order to gain an understanding of the trends and the results of operations for the Company's core business. These non-GAAP measures should be viewed in addition to the Company's GAAP results and not in lieu of such GAAP results.

                                                                   FOR THE THREE MONTHS ENDED
                                                -------------------------------------------------------------------
                                                  JUNE 30,      MARCH 31,      DEC. 31,     SEPT. 30,     JUNE 30,
SELECTED CASH-BASED PERFORMANCE RATIOS:             2003          2003           2002         2002          2002
-------------------------------------------------------------------------------------------------------------------

Return on average assets                            1.34%         1.38%          1.50%        1.50%         1.64%
Return on average stockholders' equity             28.17         27.87          27.88        25.42         28.14
Return on average stockholders' equity
  (excluding SFAS No. 115) (1)                     29.10         28.51          28.36        25.95         27.86
General and administrative expenses
  to average assets                                 0.62          0.67           0.79         0.79          0.84
Net interest income to general and
  administrative expenses                         352.47        366.46         337.96       347.04        345.80
Efficiency ratio                                   25.34         24.96          25.96        25.14         24.68


                    QUANTITATIVE CASH-BASED RECONCILIATIONS

                                                                   FOR THE THREE MONTHS ENDED
                                                -------------------------------------------------------------------
                                                  JUNE 30,      MARCH 31,      DEC. 31,     SEPT. 30,     JUNE 30,
                                                    2003          2003           2002         2002          2002
-------------------------------------------------------------------------------------------------------------------

Net income on a GAAP basis                      $ 35,612      $ 37,458       $ 40,089     $ 35,992       $ 36,741
Add:
  Employee stock plans amortization expense        2,246         1,864          1,511        1,906          2,940
  Amortization of intangible assets                   32            31             31           32             32
-------------------------------------------------------------------------------------------------------------------
Cash earnings                                   $ 37,890      $ 39,353       $ 41,631     $ 37,930       $ 39,713
-------------------------------------------------------------------------------------------------------------------
Basic cash earnings per common share            $   0.52      $   0.53       $   0.54     $   0.48       $   0.50
-------------------------------------------------------------------------------------------------------------------
Diluted cash earnings per common share          $   0.52      $   0.52       $ $ 0.53     $   0.47       $   0.49
-------------------------------------------------------------------------------------------------------------------


                                                                   FOR THE THREE MONTHS ENDED
                                                -------------------------------------------------------------------
                                                  JUNE 30,      MARCH 31,      DEC. 31,     SEPT. 30,     JUNE 30,
                                                    2003          2003           2002         2002          2002
-------------------------------------------------------------------------------------------------------------------

General and administrative expenses on a
  GAAP basis                                    $ 19,750      $ 21,088       $ 23,496     $ 21,867       $ 23,184
Less:
  Employee stock plans amortization expense        2,246         1,864          1,511        1,906          2,940
-------------------------------------------------------------------------------------------------------------------
General and administrative expenses on
   a cash basis                                 $ 17,504      $ 19,224       $ 21,985     $ 19,961       $ 20,244
-------------------------------------------------------------------------------------------------------------------


(1) The calculation excludes the impact on average stockholders' equity related to the net unrealized gain (loss) on securities available-for-sale, net of tax, for each period shown.

                              ROSLYN BANCORP, INC.
             CASH EARNINGS, RATIOS AND RECONCILIATIONS (CONTINUED)
                                  (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                               FOR THE SIX MONTHS ENDED
                                          ---------------------------------
SELECTED CASH-BASED                          JUNE 30,           JUNE 30,
PERFORMANCE RATIOS:                            2003                2002
---------------------------------------------------------------------------

    Return on average assets                   1.36%               1.63%
    Return on average stockholders'
      equity                                  28.02               27.04
    Return on average stockholders'
      equity (excluding SFAS No. 115) (1)     28.80               26.62
     General and administrative expenses       0.65                0.87
     to average assets
     Net interest income to general and
     administrative expenses                 359.80              331.56
     Efficiency ratio
                                              25.14               25.77


                    QUANTITATIVE CASH-BASED RECONCILIATIONS

                                               FOR THE SIX MONTHS ENDED
                                          ---------------------------------
                                             JUNE 30,           JUNE 30,
                                               2003                2002
---------------------------------------------------------------------------

    Net income on a GAAP basis              $ 73,070            $ 70,325
    Add:
      Employee stock plans amortization
        expense                                4,110               5,819
      Amortization of intangible assets           63                  63
---------------------------------------------------------------------------
    Cash earnings                           $ 77,243            $ 76,207
---------------------------------------------------------------------------
    Basic cash earnings per common share    $  1.05             $   0.95
---------------------------------------------------------------------------
    Diluted cash earnings per common share  $   1.04            $   0.93
---------------------------------------------------------------------------


                                               FOR THE SIX MONTHS ENDED
                                          ---------------------------------
                                             JUNE 30,           JUNE 30,
                                               2003                2002
---------------------------------------------------------------------------

    General and administrative expenses
      on a GAAP basis                       $ 40,838            $ 46,385
    Less:
      Employee stock plans amortization
        expense                                4,110               5,819
---------------------------------------------------------------------------
    General and administrative expenses
      on a cash basis                         36,728              40,566
---------------------------------------------------------------------------

(1) The calculation excludes the impact on average stockholders' equity related to the net unrealized gain (loss) on securities available-for-sale, net of tax, for each period shown.

                              ROSLYN BANCORP, INC.
                           LOAN PORTFOLIO COMPOSITION
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                    AT          AT           AT          AT           AT
                                 JUNE 30,    MARCH 31,    DEC. 31,    SEPT. 30,    JUNE 30,
                                   2003        2003         2002        2002         2002
----------------------------------------------------------------------------------------------
                        TOTAL LOANS RECEIVABLE, NET:
  One- to four-family          $  861,8    $1,066,31    $ 1,300,57   $ 1,586,421  $ 1,805,250

  Multi-family permanent        1,228,460     731,291       430,798      359,381      289,432
  Commercial real estate          693,407     716,473       698,720      652,791      598,429
  Construction and development    484,893     457,817       423,119      433,375      402,458
  Home equity and second
    mortgage                      171,869     184,091       192,780      196,244      190,104
  Consumer and other              107,015     100,446       106,323       94,199       84,855
  Automobile leases                   317         480         3,189        8,165       20,292
  Net deferred loan
    origination costs              10,406      10,636        12,818       13,526       14,613
----------------------------------------------------------------------------------------------
      Total loans receivable,
         net                  $ 3,558,177  $3,267,551   $ 3,168,322  $ 3,344,102  $ 3,405,433
----------------------------------------------------------------------------------------------




                                 LOAN ACTIVITY
                                  (UNAUDITED)
                                (IN THOUSANDS)

                                                       FOR THE THREE MONTHS ENDED
                                    -----------------------------------------------------------
                                      JUNE 30,    MARCH 31,    DEC. 31,   SEPT. 30,   JUNE 30,
                                        2003        2003         2002       2002        2002
-----------------------------------------------------------------------------------------------
                     ORIGINATIONS:
  One- to four-family                $ 50,973     $ 64,336    $ 53,681   $  34,524     30,083
  Multi-family permanent              488,523      312,837     101,064      77,730     35,546
  Commercial real estate               26,698       34,939      58,747      49,628     24,632
  Construction and development:
    One- to four-family                36,252       21,612      32,816      34,385     30,508
    Multi-family                       47,158       58,998      38,392      38,238     40,964
    Commercial                         10,264       34,188       9,114       6,333     19,384
  Home equity and second               10,218       14,843      19,978      22,247     26,541
  Consumer and other                   12,788        9,702      24,392      17,866      9,303
-----------------------------------------------------------------------------------------------
   Total loans originated             682,874      551,455     338,184     280,951    216,961
-----------------------------------------------------------------------------------------------
SALES AND PRINCIPAL REDUCTIONS:
  Sales                                55,801       62,079      49,483      32,262     31,284
  Principal reductions                336,217      387,965     463,773     308,933    287,738
-----------------------------------------------------------------------------------------------
   Total sales and principal
     reductions                       392,018      450,044     513,256     341,195    319,022
-----------------------------------------------------------------------------------------------
   Increase (decrease) before
     net deferred items              $290,856     $101,411    $(175,072)   (60,244)  (102,061)
-----------------------------------------------------------------------------------------------

                              ROSLYN BANCORP, INC.
              NON-PERFORMING ASSETS AND ALLOWANCE FOR LOAN LOSSES
                                  (UNAUDITED)

                                    AT          AT           AT          AT           AT
                                 JUNE 30,    MARCH 31,    DEC. 31,    SEPT. 30,    JUNE 30,
                                   2003        2003         2002        2002         2002
----------------------------------------------------------------------------------------------
  NON-PERFORMING ASSETS:                          (In thousands)
    One- to four-family          $ 4,409     $ 4,492      $ 5,110    $  5,371      $ 6,402
    Commercial real estate        19,262      19,265       32,894      33,658       33,737
    Multi-family                       -           -            -           -            -
    Home equity                      285         280          223         279          224
    Consumer                         132          94           41          57           76
----------------------------------------------------------------------------------------------
      Total non-accrual loans     24,088      24,131       38,268      39,365       40,439
    Loans past due 90 days or
      more and still accruing
      (government guaranteed
      loans)                       3,883       3,650        3,597       4,533        4,079
----------------------------------------------------------------------------------------------
      Total non-performing loans  27,971      27,781       41,865      43,898       44,518
    Real estate owned, net           212         706          717         622          808
----------------------------------------------------------------------------------------------
      Total non-performing
        assets                    28,183      28,487       42,582      44,520       45,326
    Less government guaranteed
      loans                       (3,883)     (3,650)      (3,597)     (4,533)      (4,079)
----------------------------------------------------------------------------------------------
     Adjusted non-performing    $ 24,300     $24,837     $ 38,985      39,987       41,247
       assets
----------------------------------------------------------------------------------------------

ASSET QUALITY RATIOS:
    Non-performing assets as a
      percent of total assets       0.26%       0.26%        0.39%       0.41%        0.46%
    Non-performing loans as a
      percent of total loans        0.79        0.85         1.33        1.32         1.31
    Allowance for loan losses as
      a percent of total loans                  1.35         1.38        1.28         1.24
     Allowance for loan losses
       as a percent of total
       non-performing loans       158.47      157.91       103.72       97.29        94.39

ASSET QUALITY RATIOS,
EXCLUDING GUARANTEED LOANS:
    Non-performing assets as a
      percent of total assets       0.22%      0.23%         0.35%       0.37%        0.42%
    Non-performing loans as a
      percent of total loans        0.68       0.74          1.21        1.18         1.19
     Allowance for loan losses
       as a percent of total
       non-performing loans       184.02     181.79        113.47      108.50       103.91





                                                  FOR THE THREE MONTHS ENDED
                               -----------------------------------------------------------
                                 JUNE 30,    MARCH 31,    DEC. 31,   SEPT. 30,   JUNE 30,
                                   2003        2003         2002       2002        2002
------------------------------------------------------------------------------------------
ALLOWANCE FOR LOAN LOSSES:                               (In thousands)
   Balance at beginning of
     period                      $43,868    $43,421       $42,710     $42,019    $41,282
   Provision for loan losses         500        500           750         750        750
   Charge-offs:
     One- to four-family               -          -             -           -          -
     Commercial real estate            -          -             -           -          -
     Consumer                         66         76            53          68         45
------------------------------------------------------------------------------------------
       Total charge-offs              66         76            53          68         45
------------------------------------------------------------------------------------------
     Recoveries:
      One- to four-family              -         -              -           -          -
      Commercial real estate           -         -              -           -          -
      Consumer                        24        23             14           9         32
------------------------------------------------------------------------------------------
       Total recoveries               24        23             14           9         32
------------------------------------------------------------------------------------------
     Net charge-offs                 (42)      (53)           (39)        (59)       (13)
------------------------------------------------------------------------------------------
     Balance at end-of-period    $44,326   $43,868        $43,421     $42,710    $42,019
------------------------------------------------------------------------------------------

     Ratio of net charge-offs
       to average loans             0.01%     0.01           0.00        0.01         0.00
